Exhibit 99.1

Pacific Crest 9th Annual Technology Leadership Forum Craig DeYoung VP Investor Relations Vail, Colorado August 7, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML overview - The world's leading provider of lithography systems for the semiconductor industry Established: 1984 Headquarters: Veldhoven, the Netherlands Market cap ~ €10 B Employees ~ 6,200 Customers: Serving 17 of the top 20 semi mfg. Equity Listing: Nasdaq and Euronext Key facts Key financials € million 2005 2006 H1 2007 Market share (based on revenue) 57% 63% - Net sales 2,529 3,597 1895 Gross profit 974 1,462 777 EBIT 449 871 405 Leaders in Innovation ASML TWINSCAN Ranked in the top 3 for customer satisfaction for the 5th consecutive year

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 Q4 526 785 548 1065 Total revenues - Record first half 2007 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1,068 3,597 960 2006 total revenues M€ - a record high H1 2007 total revenues M€ - a record high 935

Sources: ASML MCC, VLSI Research, iSuppli, SIA Industry growth drives Lithography tool consumption - NAND Flash fastest growing DRAM LOGIC NAND NOR ANALOG MICRO Other 0 10 20 30 40 50 60 0 5 10 15 20 25 30 CAGR Exposure Area 06-09 [%] Exposure area 2006 [SI*10^9] Segment size: 20 Bio. US$

NAND Flash Customer Roadmaps drive Lithography tool development Jan-00 Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 Jan-12 Half Pitch (nm) 200 100 80 60 40 Logic DRAM Half Pitch status : Logic = 80~90nm DRAM = 70~80nm NAND = 55~65nm

ASML Lithography Product Roadmap 300mm * Single Machine Overlay including TOP options

ASML roadmap enables shrink for Logic, DRAM, and NAND flash at time required Source: Various customers, dates determine production start/qualification 10 12 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 00 Resolution/half pitch "Shrink" [nm] Year ASML Product Introduction XT:1400 XT:1700i AT:1200 AT:850 XT:1900i k1=0.4 k1=0.27 Logic DRAM R&D R&D NAND XT:1450 Double Patterning

84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Technology in Time helps grow market share Technology in Time helps grow market share Technology in Time helps grow market share Total market: €4,800 million Total market: €463 million ASML market share (revenue) - Nearly tripled in 10 years 1984 2006 Perkin Elmer Canon GCA Ultratech Eaton Nikon ASET Hitachi 1984 4 2 37 12 5 35 2 3 ASML Nikon Canon 63 21 16 Source: SEMI, Gartner Dataquest 8" & i-line 8" & i-line 6" & early i-line KrF & Step & Scan 12" & ArF

Over generations layers move from one wavelength to the other LOGIC DRAM FLASH LOGIC - DRAM - FLASH I-line KrF ArF ArFi

Average Selling Price (ASP) grows 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 3.59 4.38 5.4 5.9 6.8 8.92 9.46 9.28 13.54 14.01 MSGraph.Chart.8 MSGraph.Chart.8 ASML ASP new systems KrF & Step & Scan 300mm & ArF 300mm & ArF ArF volume & ArFi

1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 WW Litho System Sales (M€) Average WW litho sales ASML's potential, 70% market share Status quo 2005, 57% market share ASML's opportunity window Assumption: 9% IC unit growth/year Natural growth potential towards € 5 B in litho 0 ASML's Growth opportunity System revenues ASML 2006 (63% mkt. share) Source: ASML

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